FILE 82-478

Internet Identity Presence Co.
1 Chapman Court
Aurora, ON L4G 7N7
905-726-1242

02055022

SUPPL

Internet Identity Presence Company Limited

RESTATED

See Note 1

(Formerly: Silverspar Minerals Inc.)
Consolidated Financial Statements
July 31, 2001

Contents

RE 1293-2(b)

dlw 9/25

Internet Identity Presence Company Limited
Consolidated Statements of Loss and Deficit
For the Year Ended July 31, 2001

	2001	2000
Revenue		
Sale of domain sites	$ 4,603	$ -
Gain on debt settlements	-	34,589
Interest and other income	-	3,000
	4,603	37,589
Operating Expenses		
Management and consulting fees	5,700	24,000
Bad debt expense	35,493	-
Office, general and administrative	19,677	21,428
Legal and audit	18,160	13,238
Rent	11,100	-
Transfer agents fees	4,904	9,217
Shareholder information	4,959	4,755
Loan interest	3,976	-
Depreciation	7,059	934
	111,028	73,572
Net (Loss) for the Year	(106,425)	(35,983)
Deficit, beginning of year	(12,041,138)	(12,005,155
Deficit, End of Year	$(12,147,563)	(12,041,138)
(Loss) per Share	$ (0.010)	$ (0.005)

See Auditors Report to Shareholders appearing on Page 2
See accompanying notes to financial statements

Internet Identity Presence Company Limited
Consolidated Statements of Changes in Financial Position
For the Year Ended July 31, 2001

	2001	2000
CASH PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Net income (loss) for the year	$ (106,425)	$ (35,983)
Add: items not affecting cash:		
: Unrealized foreign exchange (gain) loss	-	(3,000)
: Depreciation	7,059	934
	(99,366)	(38,049)
Changes in non-cash operating working capital (Note 8)	18,945	(210,459)
PROVIDED BY (USED FOR) OPERATIONS ACTIVITIES	(80,419)	(248,508)
FINANCING ACTIVITIES		
Issuance of common shares	-	509,820
Loans and advances from related parties	94,022	(192,880)
Other loans and advances	-	(25,000)
PROVIDED BY (USED FOR) FINANCING ACTIVITIES	94,022	285,940
INVESTING ACTIVITIES		
Deferred development costs	(48,045)	-
Additions to capital assets	(41,428)	-
PROVIDED BY (USED FOR) INVESTING ACTIVITIES	(89,473)	-
INCREASE IN CASH	$ (75,872)	$ 43,432
CASH, BEGINNING OF YEAR	43,536	104
CASH AND CASH EQUIVALENTS,	$ (32,336)	$ 43,536
CASH AND CASH EQUIVALENTS CONSIST OF:		
CASH IN BANK (BANK INDEBTEDNESS)	$ (288)	$ 536
SHORT TERM DEPOSITS- maturing within one year	-	43,000
BANK LOAN	(32,048)	-
CASH AND CASH EQUIVALENTS,	$ (32,336)	$ 43,536

See Auditors Report to Shareholders appearing on page 2
See accompanying notes to financial statements

Internet Identity Presence Company Limited
Notes to Consolidated Financial Statements
July 31 2001

1. NATURE OF OPERATIONS AND GOING CONCERN CONSIDERATIONS

Internet Identity Presence Company Limited (the Company") was incorporated under the laws of the Province of British Columbia on July 19, 1979 and changed its province of Registration and continued under the Ontario Business Corporations Act (OBCA) on September 19, 1997

On December 7, 1998 the Company abandoned its mineral resource properties. On January 22, 2001 the Company acquired all the issued and outstanding shares of World Domain Registry Inc., which is an accredited Domain Name Registrar of the Canadian Internet Registration Authority.

These consolidated financial statements have been amended to reflect a reinstatement of a loan payable of $226,500 and a reinstatement of $70,073 of outstanding interest payable. The loan payable reinstatement has been reflected as a non-cash item in the statement of cash flow. The correction increases the net loss by $226,500 with a corresponding increase in Other loans and advances by $226,500 (see also note 7).

The consolidated financial statements are prepared in accordance with generally accepted accounting principles, which contemplates the Company's ability to meet its obligations as they become due and operate as a going concern. This is ultimately dependent on the Company acquiring and financing a profitable new venture.

2. BUSINEES COMBINATION AND BASIS OF ACCOUNTING

In accounting for the acquisition of World Domain Registry Inc. and WeHaveDotComs.com, the acquisitions have been accounted for using the Purchase Method as the exchange of shares leaves the former shareholders of the Company with the majority of the issued and outstanding shares of the Company. Using this method of accounting the Company is deemed to be the purchaser and accordingly, its assets and liabilities on the Acquisition Date were brought forward at their book value.

In addition, the assets acquired from World Domain Registry Inc. and WeHaveDotComs.com are being recorded at their fair market value. The net assets acquired on January 22, 2001 are as follows:

A) World Domain Registry Inc.

Net assets acquired:	
Goodwill	$150,000
	$ 150,000
Consideration given:	
1,500,000 common shares	150,000
	$ 150,000

A) WeHaveDotComs.com

Net assets acquired:	
Goodwill	$150,000
	$ 150,000
Consideration given:	
1,500,000 common shares	150,000
	$ 150,000

Internet Identity Presence Company Limited
(Formerly: Silverspar Minerals Inc.)
Notes to Consolidated Financial Statements
July 31, 2001

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with accounting principles accepted in Canada.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries World Domain Registry Inc. and We HaveDotComs.Com. During the year the Company abandoned Orbex Resources Inc., an inactive Deleware Corporation.

Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The assets and liabilities, which require management to make significant estimates and assumptions in determining carrying values, including goodwill and deferred development costs.

Goodwill

Goodwill is recorded at cost. Should there be a permanent impairment in value goodwill will be written down to fair market value.

Deferred development costs

Deferred development costs are recorded at cost. Amortization is being provided using the straight-line basis over four years commencing in fiscal 2001.

Translation of foreign currencies

Foreign currency transactions and balances of integrated foreign operations are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect at the period end. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expense items are translated at the weighted average exchange rate prevailing during the period. Exchange gains and losses are included in income in the current period.

Loss per common share

Basic loss per share has been computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share are not presented because the conversion of all obligations and the exercise of all stock options would be antidilutive.

(Formerly: Silverspar Minerals Inc.)
Notes to Consolidated Financial Statements
July 31, 2001

	2001	2000
3. Capital assets		
Office, furniture and fixtures	$ 49,990	$ 14,621
Less: accumulated depreciation	(17,942)	(10,883)
	$ 32,048	$ 3,738

4. RELATED PARTY TRANSACTIONS

The loans and advances from related parties consist of $97,022 (2000: $3,000), which are interest free and have no fixed repayment terms.

During the year the Company paid management fees of $NIL (2000: $24,000) to a company controlled by a director of the Company.

5. OTHER LOANS AND ADVANCES

Included in other loans and advances is $226,500 (2000: $226,500) ($150,000 U.S.), which was received during the year ended July 31, 1997 in respect of a proposed convertible debenture issue. The issue was never completed and to date, the funds have not been repaid to the investor.

6. SHARE CAPITAL

(i) Authorized:
An unlimited number of Common shares

Issued:	Number	$
Balance, July 31, 1999	3,885,898	11,189,954
Issued under private placement	1,500,000	150,000
Issued in settlement of debt	1,874,329	374,866
Issue costs	-	(15,046)
Balance, July 31, 2000	7,260,227	11,699,774
Issued for Internet Companies (6 (iii))	3,000,000	300,000
Balance, July 31, 2001	10,260,227	11,999,774
Issued in settlement of debt	500,000	60,000
Balance December 7, 2001	10,760,227	12,059,774

(ii) Employee stock options

a) As at July 31, 2001 employee stock and incentive options were outstanding for directors, officers and certain key employees to purchase up to 3,050,000 common shares as follows. 400,000 at $0.25 per share until January 23, 2006, 400,000 at $0.35 per share until January 23, 2006, 250,000 at $0.30 per share until May 6, 2006, 250,000 at $0.50 per share until May 6, 2006, 875,000 at $0.10 per share until June 21, 2006 and 875,000 at $0.20 per share at $0.20 per share until June 21, 2006.

b) On November 1, 2000, the Company cancelled all previously issued employee stock options and approved the issuance of 600,000 stock options exercisable at $0.25 per share until May 12, 2005.

6. SHARE CAPITAL (continued)

(iii) Acquisition of Internet Companies

On January 22, 2001 the Company issued 1,500,000 common shares at $0.10 per share for a 100% interest in the common shares of World Domain Registry Inc., which is an accredited Domain Name Registrar of the Canadian Internet Registration Authority" ("CIRA"). In addition the company issued 1,500,000 common shares during the year at a deemed price of $0.10 per share for 100% of the common shares of WeHaveDotComs.Com.

(iv) Treasury shares

In November 1994, the Company acquired 5,600 common shares for a total cost of $16,385. The current market value as at July 31, 2000 is $280. At present the Company does not intend to purchase additional shares

(v) Warrants

As at July 31, 2001, warrants were outstanding pursuant to private placement agreements to acquire common shares as follows:

a) 431,750 common shares at $0.25 per share until July 30, 2000. (extended to July 30, 2001)
b) 110,000 common shares at $1.50 per share until November 4, 2000 (extended to November 4, 2001 at a price per share of $0.50). and;
c) 1,500,000 common shares at $0.10 per share until February 7, 2000 and if not exercised by that date at $0.15 per share until February 7, 2001.

7. FUTURE INCOME TAXES

The Company's effective income tax rate differs from the amount that would be computed by applying the federal and provincial statutory rate of 43% (2000-43%) to the net loss for the year. The reason for the difference is as follows:

	2001	2000
Income tax recovery based on statutory rate	$ (30,000)	$ (41,000)
Unrecorded tax benefit of losses	30,000	41,000
	$ -	$ -

At October 31, 2001, the Company had non-capital losses carried forward of approximately $147,000 which have not been recognized in these financial statements. The non-capital losses may be utilized to reduce future years' taxable income and expire as follows:

2002	288,000
2003	158,000
2004	104,000
2006	40,000
2007	35,000
2008	,000
	$,000

No recognition has been given in these financial statements to the potential income tax benefits resulting from development and administrative expenditures. Future income tax reductions with regards to these expenditures will be recorded at the time of realization.

8. CHANGES IN NON CASH OPERATING WORKING CAPITAL

		2001		2000
Cash provided by (used for):				
Accounts receivable	$	(6,695)	$,	(3,118)
Prepaid expenses and deposits		35,400		-
Accounts payable and accrued liabilities		(9,759)		(207,341)
	$	18,946	$	(210,459)

9.INCOME TAXES

No recognition has been given in these financial statements to the potential income tax benefits resulting from exploration, development and administrative expenditures. Future income tax reductions with regards to these expenditures will be recorded at the time of realization.

10.COMMITMENTS AND CONTINGENCIES

(i) In July 1993, The Company issued convertible notes payable in conjunction with a private placement. The notes were unsecured and subject to interest being charged at a rate of 5%, starting 150 days from the issuance of the notes or to May 17, 1994, the date the shares were issued. As remittances of some of the subscription amounts were late, certain subscribers waived the interest that would have been payable. The Company believes that the outstanding interest of $70,083 will continue to be waived until legally no longer payable. The Company removed the liability from the balance sheet on July 31, 1997, although no formal waiver has been received from the subscribers. The Company has reinstated the liability in the balance sheet during the fiscal 2001 year end.

(ii) On July 31, 1997, the Company received $150,000 (US) in respect of a proposed convertible debenture issue. The issue was never completed and to date, the funds have not been repaid to the investor. In the opinion of management the investor has no right of recourse for collection of these funds; accordingly the advance has been written off to the statement of income and deficit in fiscal 2001.

FILE 82-478

Financial Statements of

INTERNET IDENTITY PRESENCE COMPANY LIMITED

(Restated)

Three months ended October 31, 2001

(Unaudited – Prepared by Management)

Re 1293-2(b)

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Balance Sheets

(Prepared by Management)

		October 31, 2001 (Unaudited)		July 31, 2001 (Audited)
Assets				
Current assets:				
Accounts receivable	$	11,682	$	11,682
		11,682		11,682
Capital assets		36,508		38,108
Goodwill		1		1
Deferred development costs		1		1
	$	48,192	$	49,792
Liabilities and Shareholder's Equity				
Current liabilities:				
Bank indebtedness	$	-	$	288
Bank loan		32,048		32.048
Accounts payable and accrued liabilities		136,220		128,932
Other advances		226,500		226,500
Advances from officer (note 4(a and b))		67,022		97,022
		461,790		484,790
Shareholders' equity				
Share capital		12,059,774		11,999,774
Treasury shares		(16,385)		(16,385)
Contributed surplus		77,219		226,500
		12,120,608		12,060,608
Deficit		(12,534,206)		(12,495,606)
		(413,598)		(434,998)
	$	48,192	$	49,792

Expenses:

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Statements of Cash Flows
Three months ended October 31, 2001 and 2000

(Unaudited – Prepared by Management)

	2001	2000
Cash provided by (used) in:		
Operating activities:		
Loss for the period	$ (38,600)	$ (6,452)
Items not involving cash:		
Depreciation	1,600	-
Changes in non-cash operating working capital balances	7,288	(2,697)
	(29,712)	(9,149)
Financing activities:		
Advances from officer	(30,000)	8,514
Issuance of common shares (note 4(a)	60,000	-
	30,000	8,514
Increase (decrease) in cash	288	(9,149)
Cash, beginning of period	(288)	43,536
Cash, end of period	$ -	$ 34,387

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Notes to Financial Statements

Three months ended October 31, 2001 and 2000
(Unaudited – Prepared by Management)

1. Accounting policies:

The enclosed unaudited financial statements for the three months ended October 31, 2001 and 2000 conform with generally accepted accounting principals in Canada for interim financial reporting. However, the unaudited financial statements for the three months ended October 31, 2001 and 2000 do not conform in all respects to the disclosure and information that is required for annual financial statements. For further information, see the Corporation's July 31, 2001 audited financial statements. The accounting policies and methods followed in preparing these financial statements are those used by Internet Identity Presence Company Limited (the "Corporation") as set out in the October 31, 2001 audited financial statements, except for the following:

Stock Option Compensation

The Company has adopted section 3870 of the CICA Handbook from the Canadian Institute of Chartered Accountants for stock-based compensation and other stock-based payments. This section required the Company to provide pro forma earnings and earnings per share, as if the fair market based accounting had been used to account for stock-based compensation costs, if the fair market based accounting method was not presented in the statement of operations

These consolidated financial statements have been amended to reflect amortization of goodwill of $20,000, a write down of goodwill of $ 279,999 and a write down of deferred development costs of $48,044 as a non-cash item in the statement of changes in cash flow for the year ended July 31, 2001.

In addition these consolidated financial statements have been amended to reflect a reinstatement of a loan payable of $226,500 and a reinstatement of $70,073 of outstanding interest payable. The loan payable reinstatement has been reflected as a non-cash item in the statement of cash flow for the year ended July 31, 2001.

The cumulative effects of these corrections increases the net loss for the year ended July 31, 2001 by $574,543 with a corresponding reduction in deferred development costs by $48,044, goodwill by $299,999, and increases of account payable by $70,073 loan payable $226,500 and the opening deficit as at August 1, 2001 by $646,616 from that which was previously reported.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended October 31, 2001 are not indicative of the results that may be expected for the full year ended July 31, 2002.

2. Share capital:

(a) Authorized:

Unlimited number of common shares

(b) Issued:

	Amount	Number of shares
Balance, July 31, 2001	10,260,227	$ 11,999,774
Issued on exercise of options (see note 4(a))	500,000	60,000
Balance, October 31, 2001	10,760,227	$ 12,059,774

(c) Stock options:

	Weighted average exercise price	Number of options
Balance, July 31, 2001	$ 0.12	600,000
Exercised in period	($ 0.12)	(600,000)
Balance, October 31, 2001	$ -	-

3. Income taxes:

At October 31, 2001 the Corporation's income tax expense was nil. No benefit related to available non-capital loss carry forwards has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.

4. Related party transactions:

Related party transactions not disclosed elsewhere in these financial statements are as follows:

(a) During the period ended October 31, 2001 an officer of the Company exercised 500,000 options at $0.12 per share for proceeds of $ 60,000 in settlement of debt and made further cash advances of $30,000.

(b) The advances from related parties are interest free and have no terms of repayment.

second quarter-final

RE 82-478

Financial Statements of

INTERNET IDENTITY PRESENCE COMPANY LIMITED

(Restated)

Six months ended January 31, 2002

(Unaudited – Prepared by Management)

12g3-2(b)

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Balance Sheets

(Prepared by Management)

	January 31, 2002 (Unaudited)	July 31, 2001 (Audited)
Assets		
Current assets:		
Accounts receivable	$ 11,682	$ 11,682
	11,682	11,682
Capital assets	35,708	38,108
Goodwill	1	1
Deferred development costs	1	1
	$ 47,392	$ 49,792
Liabilities and Shareholder's Equity		
Current liabilities:		
Bank indebtedness	$ -	$ 288
Bank loan	32,048	32.048
Accounts payable and accrued liabilities	146,220	128,932
Other advances	226,500	226,500
Advances from officer (note 4(a and b))	67,022	97,022
	471,790	484,790
Shareholders' equity		
Share capital	12,059,774	11,999,774
Treasury shares	(16,385)	(16,385)
Contributed surplus	77,219	77,219
	12120,608	12,060,608
Deficit	(12,545,006)	(12,495,606)
	(424,398)	(434,998)
	$ 47,392	$ 49,792

INTERNET IDENTITY PRESENSE COMPANY LIMITED

Statements of Operations and Deficit
Six months ended January 31, 2002 and 2001

(Unaudited – Prepared by Management)

	2002		2001	
	3 Month Period	Year to Date	3 Month Period	Year to Date
OPERATING EXPENSES				
Office, general and administration	10,000	38,000	5,531	5,666
Legal and audit	-	8,000	11,545	11,745
Depreciation	800	2,400	-	-
Management and consulting fees	-	-	1,950	7,950
Shareholder information	-	1,000	621	738
	10,800	49,400	19,647	26,099
Net loss for the period	(10,800)	(49,400)	(19,647)	(26,099)
Deficit, Beginning of Period	(12,534,206)	(12,495,606)	(11,941,524)	(11,935,072)
DEFICIT, END OF PERIOD	(12,545,006)	(12,545,006)	(11,961,171)	(11,961,171)
NET LOSS PER SHARE	$ (0.016)	$ (0.079)	$ (0.000)	$ (0.000)

STATEMENTS OF CASH FLOWS
2nd. Quarter Ended January 31, 2002
(Prepared by Management - Unaudited)

	2002		2001	
	3 Month Period	Year to Date	3 Month Period	Year to Date
CASH PROVIDED BY (USED IN):				
Operating Activities				
Net loss for the period	$ (10,800)	$ (49,400)	$ (19,647)	$ (26,099)
Add (Deduct) item not affecting				
Depreciation	800	2,400	-	-
Changes in non-cash operating working capital balances	10,000	16,712	3,005	(11,392)
	-	(30,288)	(16,642)	(37,491)
Financing Activities				
Issuance of common shares	-	60,000	-	150,000
Loans and advances from related parties	-	(30,000)	-	12,000
	-	30,000	-	162,000
Investing Activities				
Goodwill	-		-	(150,000)
			-	(150,000)
INCREASE (DECREASE) IN CASH	-	(288)	(16,642)	(25,491)
CASH, BEGINNING OF PERIOD	-	288	34,387	43,536
CASH, END OF PERIOD	-	-	17,845	17,845

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Notes to Financial Statements

Six months ended January 31, 2002 and 2001
(Unaudited – Prepared by Management)

1. Accounting policies:

The enclosed Unaudited financial statements for the six months ended January 31, 2002 and 2001 conform with generally accepted accounting principals in Canada for interim financial reporting. However, the unaudited financial statements for the six months ended January 31, 2002 and 2001 do not conform in all respects to the disclosure and information that is required for annual financial statements. For further information, see the Corporation's July 31, 2001 audited financial statements. The accounting policies and methods followed in preparing these financial statements are those used by Internet Identity Presence Company Limited (the "Corporation") as set out in the July 31, 2001 audited financial statements, except for the following:

Stock Option Compensation

The Company has adopted section 3870 of the CICA Handbook from the Canadian Institute of Chartered Accountants for stock-based compensation and other stock-based payments. This section required the Company to provide pro forma earnings and earnings per share, as if the fair market based accounting had been used to account for stock-based compensation costs, if the fair market based accounting method was not presented in the statement of operations

These consolidated financial statements have been amended to reflect amortization of goodwill of $20,000, a write down of goodwill of $ 279,999 and a write down of deferred development costs of $48,044 as a non-cash item in the statement of changes in cash flow for the year ended July 31, 2001.

In addition these consolidated financial statements have been amended to reflect a reinstatement of a loan payable of $226,500 and a reinstatement of $70,073 of outstanding interest payable. The loan payable reinstatement has been reflected as a non-cash item in the statement of cash flow for the year ended July 31, 2001.

The cumulative effects of these corrections increases the net loss for the year ended July 31, 2001 by $574,543 with a corresponding reduction in deferred development costs by $48,044, goodwill by $299,999, and increases of account payable by $70,073 loan payable $226,500 and the opening deficit as at August 1, 2001 by $646,616 from that which was previously reported

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended January 31, 2002 are not indicative of the results that may be expected for the full year ended July 31, 2002.

2. Share capital:

(a) Authorized:
Unlimited number of common shares

(b) Issued:

	Amount	Number of shares
Balance, July 31, 2001	10,260,227	$ 11,999,774
Issued on exercise of options (see note 4(a))	500,000	60,000
Balance, January 31, 2002	10,760,227	$ 12,059,774

(c) Stock options:

	Weighted average exercise price	Number of options
Balance, July 31, 2001	$ 0.12	600,000
Exercised in period	($ 0.12)	(600,000)
Balance, January 31, 2002	$ -	-

3. Income taxes:

At January 31, 2002 the Corporation's income tax expense was nil. No benefit related to available non-capital loss carry forwards has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.

4. Related party transactions:

Related party transactions not disclosed elsewhere in these financial statements are as follows:

(a) During the period ended January 31, 2002 an officer of the Company exercised 500,000 options at $0.12 per share for proceeds of $ 60,000 in settlement of debt and made further cash advances of $30,000.

(b) The advances from related parties are interest free and have no terms of repayment.

FILE
82-478

Financial Statements of

INTERNET IDENTITY PRESENCE COMPANY LIMITED

(Restated)

Nine months ended April 30, 2002

(Unaudited – Prepared by Management)

12g3-2(b)

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Balance Sheets

(Prepared by Management)

		April 30, 2002 (Unaudited)		July 31, 2001 (Audited)
Assets				
Current assets:				
Accounts receivable	$	11,682	$	11,682
		11,682		11,682
Capital assets		34,908		38,108
Goodwill		1		1
Deferred development costs		1		1
	$	46,592	$	49,792
Liabilities and Shareholder's Equity				
Current liabilities:				
Bank indebtedness	$	-	$	288
Bank loan		32,048		32.048
Accounts payable and accrued liabilities		146,220		128,932
Other advances		226,500		226,500
Advances from officer (note 4(a and b))		67,022		97,022
		471,790		484,790
Shareholders' equity				
Share capital		12,059,774		11,999,774
Treasury shares		(16,385)		(16,385)
Contributed surplus		77,219		77,219
		12120,608		12,060,608
Deficit		(12,545,806)		(12,495,606)
		(425,198)		(434,998)
	$	46,592	$	49,792

INTERNET IDENTITY PRESENSE COMPANY LIMITED

Statements of Operations and Deficit
Nine months ended April 30, 2002 and 2001

(Unaudited – Prepared by Management)

	2002		2001	
	3 Month Period	Year to Date	3 Month Period	Year to Date
OPERATING EXPENSES				
Office, general and administration	-	38,000	700	6,366
Legal and audit	-	8,000	-	11,745
Depreciation	800	3,200		-
Management and consulting fees	-	-	-	7,950
Shareholder information	-	1,000	-	738
	800	50,200		26,799
Net loss for the period	(800)	(50,200)	(700)	(26,799)
Deficit, Beginning of Period	(12,545,006)	(12,495,606)	(11961,171)	(11,935,072)
DEFICIT, END OF PERIOD	(12,545,806)	(12,545,806)	(11,961,71)	(11,961,871)
NET LOSS PER SHARE	$ (0.016)	$ (0.079)	$ (0.000)	$ (0.000)

STATEMENTS OF CASH FLOWS

3rd. Quarter Ended April 30th., 2002
(Prepared by Management - Unaudited)

	2002		2001	
	3 Month Period	Year to Date	3 Month Period	Year to Date
CASH PROVIDED BY (USED IN):				
Operating Activities				
Net loss for the period	$ (800)	$ (50,200)	$ (700)	$ (26,799)
Add (Deduct) item not affecting				
Depreciation	800	3,200	-	-
Changes in non-cash operating working capital balances		16,712	(8,360)	(19,952)
	-	(30,288)	(9,060)	(46,751)
Financing Activities				
Issuance of common shares	-	60,000	-	150,000
Loans and advances from related parties	-	(30,000)	-	12,000
	-	30,000	-	162,000
Investing Activities				
Goodwill	-		-	(150,000)
			-	(150,000)
INCREASE (DECREASE) IN CASH	-	(288)	(9,060)	(34,751)
CASH, BEGINNING OF PERIOD	-	288	17,845	43,536
CASH, END OF PERIOD	-	-	8,785	8,785

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Notes to Financial Statements

Nine months ended April 30, 2002 and 2001
(Unaudited – Prepared by Management)

1. Accounting policies:

The enclosed Unaudited financial statements for the nine months ended April 30, 2002 and 2001 conform with generally accepted accounting principals in Canada for interim financial reporting. However, the unaudited financial statements for the nine months ended April 30, 2002 and 2001 do not conform in all respects to the disclosure and information that is required for annual financial statements. For further information, see the Corporation's July 31, 2001 audited financial statements. The accounting policies and methods followed in preparing these financial statements are those used by Internet Identity Presence Company Limited (the "Corporation") as set out in the July 31, 2001 audited financial statements, except for the following:

Stock Option Compensation

The Company has adopted section 3870 of the CICA Handbook from the Canadian Institute of Chartered Accountants for stock-based compensation and other stock-based payments. This section required the Company to provide pro forma earnings and earnings per share, as if the fair market based accounting had been used to account for stock-based compensation costs, if the fair market based accounting method was not presented in the statement of operations

These consolidated financial statements have been amended to reflect amortization of goodwill of $20,000, a write down of goodwill of $ 279,999 and a write down of deferred development costs of $48,044 as a non-cash item in the statement of changes in cash flow for the year ended July 31, 2001.

In addition these consolidated financial statements have been amended to reflect a reinstatement of a loan payable of $226,500 and a reinstatement of $70,073 of outstanding interest payable. The loan payable reinstatement has been reflected as a non-cash item in the statement of cash flow for the year ended July 31, 2001.

The cumulative effects of these corrections increases the net loss for the year ended July 31, 2001 by $574,543 with a corresponding reduction in deferred development costs by $48,044, goodwill by $299,999, and increases of account payable by $70,073 loan payable $226,500 and the opening deficit as at August 1, 2001 by $646,616 from that which was previously reported

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended April 30, 2002 are not indicative of the results that may be expected for the full year ended July 31, 2002.

2. Share capital:

(a) Authorized:
Unlimited number of common shares

(b) Issued:

	Amount	Number of shares
Balance, July 31, 2001	10,260,227	$ 11,999,774
Issued on exercise of options (see note 4(a))	500,000	60,000
Balance, April 30, 2002	10,760,227	$ 12,059,774

(c) Stock options:

	Weighted average exercise price	Number of options
Balance, July 31, 2001	$ 0.12	600,000
Exercised in period	($ 0.12)	(600,000)
Balance, April 30, 2002	$ -	-

3. Income taxes:

At April 30, 2002 the Corporation's income tax expense was nil. No benefit related to available non-capital loss carry forwards has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.

4. Related party transactions:

Related party transactions not disclosed elsewhere in these financial statements are as follows:

(a) During the period ended April 30, 2002 an officer of the Company exercised 500,000 options at $0.12 per share for proceeds of $ 60,000 in settlement of debt and made further cash advances of $30,000.

(b) The advances from related parties are interest free and have no terms of repayment.

File 82-478

INTERNET IDENTITY PRESENCE COMPANY INC.

2001	**Report to Shareholders**
ANNUAL and SPECIAL MEETING	**Notice of Annual and Special Meeting of Shareholders**
	Management Information Circular
	Audited Financial Statements for the Fiscal Year Ended July 31, 2001

Place:	**1 Chapman Court, Aurora, Ontario, Canada**
Date:	**Tuesday May 14, 2002**
Time:	**1:00 P.M. E.D.T.**

12g3-2(b)

CORPORATE DATA

Head Office
1 Chapman Court, Aurora, Ontario, Canada

Registered Office
Scotia Plaza - Suite 2100
40 King Street West
Toronto, Ontario M5H 3C2

Directors and Officers
John R. Cathersides, Director
Earl P. Chapman, Director, CEO
Fernando De Almeida, Director
Owen V. (Tony) Dwyer, Director / Chairman
J. Peter Juelsberg, Director
Michael F. K. Mews, Director
Brenda Rutledge, Secretary / Treasurer

Registrar and Transfer Agent
Equity Transfer Services Inc.
Suite 420 - 120 Adelaide Street West
Toronto, Ontario
Canada M5H 4C3

Solicitors
Cassels Brock & Blackwell LLP
Scotia Plaza - Suite 2100
40 King Street West
Toronto, Ontario M5H 3C2

Auditors
Wm. Andrew Campbell C.A.
6th. Floor, 56 Temperance Street,
Toronto, Ontario M5H 3V5

Listing
Canadian Unlisted Board
Symbol IPCO

Aurora, Ontario
Canada L4G 7N7
Tel: 905-726-1242
Email – info@wdr.ca

MANAGEMENT INFORMATION CIRCULAR
FOR THE
ANNUAL and SPECIAL MEETING
TO BE HELD ON
Tuesday, May 14, 2002

GENERAL INFORMATION

The accompanying proxy is solicited by the Board of Directors and the management of Internet Identity Presence Company Inc. (hereinafter called "IIPCO" or the Company) in connection with the Annual and Special Meeting of Shareholders to be held at 1 Chapman Court, Aurora, Ontario, Canada, at the hour of 11:00 A.M. (Eastern Daylight Time) on Tuesday, May 14, 2002 (the "Meeting"), for the purposes set forth in the accompanying Notice of Meeting and any adjournment thereof. The solicitation will be conducted by mail and may be supplemented by fax, telephone or other personal contact to be made, without special compensation, by officers and employees of the Company. The Company will pay the expenses of this solicitation.

Unless specified otherwise, the information contained in this Management Information Circular is current as at April 2, 2002 (the "Effective Date").

The Company

The Company was incorporated under the laws of the Province of British Columbia on July 18, 1979 under the name Orbex Minerals Limited. On February 17, 1986, the Company changed its name to Orbex Industries Inc. On March 7, 1990, the Company again changed its name to Silver Glance Resources Inc. and on June 17, 1992, changed its name to Silverspar Minerals Inc. On February 2, 2001, the name was changed to its present name, Internet Identity Presence Company Inc.

On January 23, 1990, the Company consolidated its share capital on a one new for five old basis. On September 19, 1997, the Company was continued under the Ontario Business Corporations Act (Ontario Corporation Number 1256020). The registered offices of the Company are located at Suite 2100, 40 King Street West, Toronto, Ontario, Canada M5H 3C2; the executive offices of the Company are located at 1 Chapman Court, Aurora, Ontario, Canada L4G 7N7

As at the "Effective Date", the Company's affiliates are its wholly owned subsidiary Orbex Resources Inc. ("Orbex"), a Delaware Corporation that is not active, "World Domain Registry Inc.", an accredited domain name registry company and "WeHaveDotComs.com", a Value Added Reseller (VAR) in the Web Hosting and Domain Name Registration industry.

The Company carries out its principal business directly and through its subsidiaries, Orbex, World Domain and WeHaveDotComs.com. All references to the Company herein shall refer to Internet Identity Presence Company Inc, World Domain Registry Inc., Orbex and WeHaveDotComs.com, unless otherwise noted.

The Company's shares trade on the Canadian Unlisted Board under the symbol "IPCO". The Company is in good standing with the Ontario Securities Commission. The Company is currently considered to be a dormant issuer in British Columbia. The British Columbia Securities Commission issued a cease trade order in British Columbia on February 18, 1998. Management may apply for re-activation in British Columbia at a future date.

Voting By Non-Registered Shareholders

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares owned by a person (a "non-registered holder") are registered either (a) in the name of an intermediary (an "Intermediary") that the non-registered holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation has distributed copies of the Management Information Circular and the accompanying Notice of Meeting together with the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to non-registered holders of common shares.

Intermediaries are required to forward the Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive Meeting Materials will either:

a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered holder when submitting the proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under "Appointment of Proxies"; or

b) be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "Voting Instruction Form") which the Intermediary must follow. Typically the non-registered holder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the common shares they beneficially own. Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person, the non-registered holder should strike out the persons named in the form of proxy and insert the non-registered holder's name in the blank space provided.

Non-registered holders should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

APPOINTMENT AND REVOCATION OF PROXIES

The execution of a proxy should be by the shareholder or his attorney, authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation. In order to be effective, completed proxies, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with the Company's Registrar and Transfer Agent, Equity Transfer Services Inc., not less than 48 hours (excluding Saturdays and holidays) before the time of the Meeting or adjournment thereof, or with the Chairman of the Meeting prior to the commencement thereof.

A SHAREHOLDER HAS THE RIGHT TO APPOINT SOME PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING OTHER THAN THOSE NAMED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.

A proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorized in writing, or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, if delivered to the office of the Company, its Registered Office, or with Equity Transfer Services Inc., at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement, or any adjournment thereof at which the proxy is to be used.

EXERCISE OF DISCRETION BY PROXIES

If there is certainty of instruction in the enclosed form of proxy, the shares represented thereby will be voted on any poll save where there is a specification to withhold or abstain from voting.

WHERE NO CHOICE IS SPECIFIED, THE SHARES WILL BE VOTED ON A POLL IN FAVOR OF ALL MATTERS IDENTIFIED ON THE FORM OF PROXY.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. As of the Effective Date, the Board of Directors and the Management of the Company know of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without par value (the "Common Shares") of which the Company has outstanding **10,760,227** Common Shares, each share carrying the right to one vote. The Directors have fixed **Monday April 8, 2002**, as the record date. Shareholders of record at the close of business on **April 8, 2002**, are entitled to vote at the Meeting or any adjournment thereof.

As at the Effective Date, to the knowledge of the Directors and Senior Officers of the Company, the only persons who hold 10% or more of the issued shares of the Company are as follows. The information below was supplied by the Registrar and Transfer Agent and persons concerned.

Name of Shareholder	Number of Shares Owned, Directly or Indirectly, or Controlled	Percentage of Outstanding Voting Shares
Cede & Co. (beneficial owners not known)	1,478,491 (as at close April 2, 2002)	13.74
CDS (beneficial owners not known)	866,828 (as at close April 2, 2002)	8.06
The Hummingbird Trust	2,435,576	22.63
John R. Cathersides	1,500,000	13.94
Earl P. Chapman	1,500,000	13.94

The directors and officers of Internet Identity Presence Company Inc. collectively owned approximately 45%of the outstanding Common shares as at April 2, 2002.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the total compensation of the "Named Executive Officers", as the term is used in the *Securities Act* of Ontario, during the last three fiscal years. As at the end of the last fiscal year, the Company had only one such Executive Officer, being Mr. Earl P. Chapman. Mr. Chapman was appointed President of the Company on May 7, 2001.

Name and Principal Position	Year Ended July 31, 2001	Annual Compensation			Long Term Compensation			All Other Comp. ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under option/SARs granted (#)(1)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Earl P. Chapman, Director, C..E.O.		nil	nil	nil	500,000	nil	nil	nil

(1) All securities are under option. No SARs ((Stock Appreciation Rights) have been granted.

Option/SAR Grants To Named Executive Officers During The Most Recently Completed Financial Year

Name	Securities under Option/SARs Granted (1) (#)	% of Total Options/SARs Granted	Exercise or Base Price ($/Security)	10 day closing average prior to date of grant	Expiration Date
Earl P. Chapman	500,000	33.3%	$0.25	$0.20	

(1) All securities under option are common shares; the Company has not granted any SARs.

The Directors of the Company are elected at each Annual Meeting and hold office until the next Annual Meeting or until their successors are elected or appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Management of the Company proposes to seek Shareholder approval at the Meeting, by ordinary resolution, to fix the number of Directors at **five**. Management has nominated four individuals at this time.

The following persons are nominated by Management of the Company for election at the Meeting as Directors of the Company. All of the proposed nominees have consented in writing to serve as Directors if elected. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name of Nominee; Position with the Company and City of Ordinary Residence	Director Since	Principal Occupation	Shares Beneficially Owned, Directly and Indirectly, or Controlled
Fernando De Almeida, Director Mississauga, Ontario	June 22, 2001	Law Enforcement	0
Owen V. Dwyer, Director Markham, Ontario	April 3, 2001	Retired	1,000,000
J. Peter Juelsberg*, Director Mississauga, Ontario	July 17, 1998	Consultant	18,500
Michael F.K. Mews*, Director, Surrey, British Columbia	May 31, 1995	Businessman	45,100

***Member of Audit Committee**

2. APPOINTMENT OF AUDITORS

Shareholders will be asked to vote for the re-appointment of Wm. Andrew Campbell C.A, as auditors for the Company. On the representations of the said accountants, neither that person nor any of his partners has any direct financial interest or any indirect financial interest in the Company or any of its subsidiaries or has had any connection during the past three years with the Company or any of its subsidiaries in the capacity of promoter, underwriter, voting trustee, director, officer or employee.

3. AUTHORIZATION OF DIRECTORS TO FIX AUDITOR'S REMUNERATION

The *Ontario Business Corporations Act* requires that the remuneration of the auditor of a company shall be fixed by ordinary resolution of the Shareholders, i.e. one passed by the Shareholders of a company by a simple majority of the votes cast in person or by proxy, or, if the Company so resolves, by the Directors. The Shareholders will be asked to vote for an ordinary resolution authorizing the Directors to fix the remuneration of the auditors, such authorization to expire at the next Annual Meeting of the Company.

4. OTHER BUSINESS

The Board of Directors and the Management of the Company are not aware that any matters will be brought before the Meeting other than those set forth in the Notice thereof. If other matters are properly brought before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the proxy on such matter in accordance with their judgment.

For Shareholder information the following two items were approved at the 2000 Annual Meeting:

THE ISSUANCE OF COMMON SHARES IN EXCESS OF 20% OF ISSUED AND OUTSTANDING SHARES.

At the 2000 Annual Meeting, Shareholders approved the issuance by the Company, from time to time, of Common Shares in excess of 20% of the Company's issued and outstanding share capital to arm's length individuals or entities in order to acquire entities complementary to the Company's goal to be an "Internet Identity Presence".

STOCK OPTIONS

Option Plan

The Board of Directors adopted a share option plan for directors, officers, employees and consultants (the "Option Plan") on November 13, 1995. Shareholder approval for the Option Plan was received at the 1995 Annual Meeting. At the 1996 Annual Meeting, shareholder approval was received for an amendment to the Option Plan along with discretionary authority to the Board of Directors to grant such options to, and approve the exercise thereof by, insiders of the Company. At the 2000 Annual Meeting shareholder approval was received to amend the Stock Option Plan by increasing the number of options that may be granted thereunder to 4,304,090 or no more than 40% of the outstanding Common Shares or such maximum number as is acceptable to the securities regulatory authorities having jurisdiction.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as set out herein, no insider or proposed nominee for election as a Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction which in either such case has materially affected or will materially affect the Company.

Internet Identity Presence Company Inc.
Per: Brenda Rutledge (signed)
Secretary / Treasurer